Exhibit 99.1

Workhorse and GreenPower Sign Supply Agreement for Delivery of 1,500 GreenPower EV Star Cab and Chassis for Workhorse W750 Step Vans

CINCINNATI and VANCOUVER, BC, March 1, 2022 /PRNewswire/ -- Workhorse Group Inc. (NASDAQ: WKHS) ("Workhorse"), an American technology company focused on providing sustainable and cost-effective electric vehicles to the last-mile delivery sector, and GreenPower Motor Company Inc. (NASDAQ: GP, TSXV: GPV) ("GreenPower"), a leading manufacturer and distributor of zero-emission electric-powered vehicles serving the cargo and delivery, shuttle, transit and school bus markets, today announced the signing of a multi-year supply agreement to facilitate the manufacturing and delivery of medium-duty Class 4 step vans into the North American market.

Under the terms of the agreement, the companies have confirmed a 21-month schedule during which GreenPower will deliver 1,500 EV Star cab and chassis to Workhorse starting in July 2022. The chassis are to be used in the production of Workhorse's new Class 4 W750 step van line, which is slated to enter production in Q3 2022. Workhorse will complete the manufacturing process and deliver finished step vans to its customers in the United States and Canada. The agreement includes deposits based on delivery thresholds and also contains a renewal option.

Workhorse will have exclusive rights in the U.S. and Canada to sell Class 4 step vans based on the GreenPower-supplied base vehicle. The finished Class 4 step vans will be available under the Workhorse brand with Workhorse after-sales and support service.

The W750 will feature up to 150 miles of all-electric range, with a payload capacity of 5,000 lbs., as well as standard 60kW DC fast-charging and optional 60 kW wireless-charging capabilities.

"Workhorse is delivering on our commitment to pioneer the transition to zero-emission commercial vehicles by developing and building safe, reliable and versatile electric commercial delivery vehicles," said Workhorse CEO Rick Dauch. "Our partnership with GreenPower is a crucial step in a multi-pronged effort to redefine our product portfolio. The Class 4 W750, alongside our legacy Class 3 C-1000 and W56 platform launching in 2023, will enable Workhorse to address the entire Class 3-6 commercial vehicle market. I am very pleased to have reached this important agreement, and we look forward to working closely with the GreenPower team to make the first truck deliveries from our Union City, Indiana plant later this year."

"We are honored to partner with Workhorse to bring their Class 4 step van to market leveraging GreenPower's EV Star cab and chassis platform," said GreenPower CEO Fraser Atkinson. "Our technically advanced and proven EV Star line of vehicles that will underpin the new Workhorse vehicle also support our all-electric medium-duty paratransit, micro-transit, executive shuttle, vanpool, and cargo delivery vehicles. Given our depth of experience we are confident in our ability to meet and exceed Workhorse customer requirements and expectations."

GreenPower President Brendan Riley added, "We have been collaborating with Workhorse on this project for over six months and have already delivered several EV Star cab and chassis base vehicles to Workhorse. We look forward to ramping our activities on the co-development and integration of our vehicle with the Workhorse W750. We have been working with our partners to ensure the production and timely delivery of the vehicles pursuant to the initial delivery schedule as well as to support additional growth opportunities."

About Workhorse Group
Workhorse is a technology company focused on providing drone-integrated electric vehicles to the last-mile delivery sector. As an American original equipment manufacturer, we are focused on designing and building high performance, battery-electric vehicles including trucks and aircraft. Workhorse also develops cloud-based, real-time telematics performance monitoring systems that are fully integrated with our vehicles and enable fleet operators to optimize energy and route efficiency. All Workhorse vehicles are designed to make the movement of people and goods more efficient and less harmful to the environment. For additional information visit workhorse.com.

Workhorse Media Contact: Aaron Palash / Tim Lynch Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Workhorse Investor Relations Contact: Matt Glover and Tom Colton Gateway Investor Relations 949-574-3860 WKHS@gatewayir.com

Forward-Looking Statements
This press release includes forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. Factors that could cause actual results to differ materially include, but are not limited to: our ability to successfully develop and manufacture our new product portfolio, including the recently announced W750, W56 and W34 platforms; our ability to attract and retain customers for our existing and new products; risks associated with obtaining orders and executing upon such orders; supply chain disruptions, including constraints on steel and semiconductors and resulting increases in costs impacting our company, our customers, our suppliers or the industry; our ability to implement modifications to vehicles to achieve compliance with FMVSS and to meet customer demands with respect to the C-1000s; the results of our ongoing review of the Company's business and go-forward operating and commercial plans; our ability to capitalize on opportunities to deliver products to meet customer requirements; our limited operations and need to expand to fulfill product orders; the ability to protect our intellectual property; negative impacts stemming from the continuing COVID-19 pandemic; market acceptance of our products; our ability to control our expenses; potential competition, including shifts in technology; global and local business conditions; our inability to retain key members of our management team; our inability to raise additional capital to fund our operations and business plan; our inability to satisfy covenants in our financing agreements; our inability to maintain our listing of our securities on the Nasdaq Capital Market; our inability to satisfy our customer warranty claims; the outcome of any regulatory proceedings; our liquidity and other risks and uncertainties and other factors discussed from time to time in our filings with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K filed with the SEC. Workhorse expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

About GreenPower Motor Company
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Company Contact:	Company Contact:	Media / PR Contact:
Fraser Atkinson	Brendan Riley	Susan Donahue
CEO	President	Skyya PR for GreenPower
604-220-8048	510-910-3377	646-454-9378
Susan.Donahue@skyya.com

Forward-Looking Statements
This document contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict such as the ability to begin deliveries of EV Star Cab and Chassis to Workhorse in July 2022 or the delivery of all of the EV Star Cab and Chassis to Workhorse over the initial delivery schedule, or are beyond GreenPower's control such as the ability of Workhorse to timely deliver the W750 step van utilizing the EV Star Cab and Chassis. A number of important factors including those set forth in other public filings (filed under the Company's profile on www.sedar.com) could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. ©2022 GreenPower Motor Company Inc. All rights reserved.